Exhibit 99.1

On Enters Next Chapter: Unveils Strategy to Redefine What a Sportswear Brand Can Be Alongside 2029 Financial Targets

•At its Investor Day, On today introduces its strategy to redefine what a sportswear brand can be, aimed at the Movement Class, a generation for whom sportswear is an identity.
•Built on its Premium Playbook, On plans for strong growth across all verticals through 2029. Its immediate key growth pillars, Run, Sneaker, and Apparel, are expected to drive outsized contribution, further supported by the entry into new sports categories, Football and Golf.
•As a result, On introduces the ambition to achieve a high-teens constant currency net sales CAGR through 2029, sustain an industry-leading gross profit margin of at least 65%, and drive meaningful SG&A leverage. This results in an adjusted EBITDA margin ambition of at least 22% by 2029 and a three-year adjusted EBITDA CAGR of more than 20%.
•Reflecting the strong cash generation of its Premium Playbook, On today lays out a disciplined capital allocation policy. On’s Board of Directors has authorized an inaugural share repurchase of up to an aggregate of USD 1 billion of Class A Ordinary Shares through the end of 2029.
•On is also on track to significantly exceed the 2026 financial targets it introduced at its Investor Day 2023, and reiterates its outlook for the full-year 2026.

ZURICH, Switzerland, September 22, 2026 - On Holding AG (NYSE: ONON) ("On" or the "Company"), the Swiss premium sportswear brand, hosts its 2026 Investor Day today at On Labs in Zurich. As its current three-year horizon draws to a close, the Leadership Team presents the Company's strategy and mid-term financial targets for the 2026–2029 period, detailing its vision to redefine what a sportswear brand can be. This includes further details on the entry into new sports categories Football and Golf, as On continues to establish itself as the most premium global sportswear brand.

The On Premium Playbook
The On Premium Playbook is the mechanism behind the Company’s 2029 ambitions. At the Investor Day, the Company’s leadership presents the framework and its five reinforcing steps:

•Create innovative products. An obsession with breakthrough innovation to create products designed for performance and expression. It begins at On Labs in Zurich, where exceptional talent and an entrepreneurial culture intersect. By combining material science, structural superfoams, and radical manufacturing platforms, On creates distinctive, premium performance products designed to set new standards.
•Validate through athletes and talents. Product credibility is earned at the highest levels of performance. On’s innovations are validated through authentic partnerships with elite global athletes on championship and Olympic stages, driving genuine brand preference and cultural relevance. The Company prioritizes earned brand equity over promotional spending to build long-term consumer desire.
•Deliver premium experiences. Elevated engagement across global markets, to deepen consumer relationships. On connects with consumers through immersive brand experiences across its owned Direct-to-Consumer (DTC) channel and strategic wholesale partners, deepening customer engagement across global markets.
•Capture high quality earnings. Differentiated offerings and experiences provide the baseline for strong demand generation and capture across new and existing fans. On’s discipline in execution and reinvestment will enable a high full-price share and strong financial outcome in the form of premium growth.
•Invest in a culture of innovation and excellence. Strong financial results directly fund the future, allowing for sustained investment in people and technology to foster a culture of bold ideas and high performance. Operating cash flow is reinvested into On’s world-class team, collaborative culture, and advanced R&D capabilities, allowing for sustained innovation leadership.

Financial Ambitions Through 2029
To anchor its next era of profitable expansion through fiscal year 2029, On is setting new financial targets guided by the On Premium Playbook, built on three drivers of premium growth: multi-dimensional top-line growth across verticals, regions, and channels; an industry-leading gross profit margin; and operating cost leverage and productivity gains from a business at greater scale. For the 2026–2029 period, On is introducing the following new mid-term financial ambitions:

•Net sales: High-teens constant currency growth and corresponding absolute net sales reaching at least CHF 5.6 billion in 2029 (approaching USD 7 billion) at current FX rates.
•Gross profit margin: Commitment to an industry-leading gross profit margin of 65.0%+ throughout the period.
•Adjusted EBITDA margin: Ambition to reach an Adjusted EBITDA margin of 22%+ by 2029.
•The above dynamics result in a target adjusted EBITDA CAGR above 20% for the 2026–2029 period.

Share Repurchase Authorization
Reflecting On’s strong balance sheet and the highly cash generative nature of its premium growth, the Company intends to return capital to shareholders as part of a disciplined capital allocation strategy. On has received authorization from its Board of Directors in September 2026 to repurchase up to an aggregate of USD 1 billion of its Class A Ordinary shares through the end of December 2029.

Lead Independent Director Appointment
On also announces the appointment of Laura Miele as Lead Independent Director, effective September 21, 2026. Laura has served on On’s Board of Directors and its Audit Committee since 2024, and was appointed to the newly created role by On’s independent directors.
Laura is President of Enterprise Development at Electronic Arts, responsible for strategic growth areas beyond EA's core business that build on the company's strengths and extend across entertainment. She joined EA in 1996 and has since held commercial, creative and technology leadership roles across the company, including President of EA Entertainment, Chief Operating Officer and Chief Studios Officer.

2026 Outlook
The Company reiterates its full-year 2026 outlook: constant currency net sales growth in the low-20% range, a gross profit margin of at least 65.0%, and an adjusted EBITDA margin in the range of 19.5% to 20.0%.

These figures exclude the benefit of tariff refunds. Up to USD 65 million (up to CHF 53m at current FX rates) are expected to be received in the third quarter of 2026, with this amount anticipated to benefit the quarter’s reported gross profit.

For the third quarter of 2026, On further expects to achieve a constant currency net sales growth rate of around 17%. This reflects the disciplined wholesale sell-in execution On introduced in context of its second quarter results as well as the continued strong momentum in its DTC channel.

Executive Commentary

David Allemann, Founder and Co-CEO of On, said: “Almost seventeen years ago, On started from a radical idea. We asked whether running could feel fundamentally different, and whether elite performance could merge with elevated contemporary design. Today, we are setting out to redefine what a sportswear brand can be, building at a scale we could not have imagined back then. With the On Premium Playbook, we are setting out to connect the innovation from our On Labs in Zurich to a growing population of global fans for whom movement is no longer utility, but identity, and who carry that into how they dress, where they shop and who they follow.”

Caspar Coppetti, Founder and Co-CEO of On, said: “We are on track to significantly overachieve our targets given at the last Investor Day in 2023. For the period through 2029, we are committing to premium as our northstar, staying focused on the long term, and executing on each turn of the On Premium Playbook. It is simple in principle, demanding in practice, and powerful because it compounds: Top-line expansion and margin expansion are not in conflict at On; they are complementary outputs of our Premium Playbook.”

Frank Sluis, CFO of On, said: “Our outlook firmly establishes On as a high-quality earnings compounder. The demand is premium and multi-dimensional, with strength across all verticals and every region and every channel contributing. This enables us to maintain an industry-leading gross profit margin of at least 65.0%, while continuing to invest in our business. At this scale, it also converts into meaningful SG&A leverage, driving strong, compounding adjusted EBITDA growth.”

Webcast Information
A live webcast of the presentations and Q&A session will be available on September 22, 2026 at 8:00 a.m. U.S. Eastern Time (2:00 p.m. Central European Time) on the Company’s investor relations website at investors.on.com and via the following link: https://app.webinar.net/BMxVR6NRdaJ. A recording will be available after the live event.

The full year 2026 guidance, financial targets and other material information to be discussed at the Investor Day are contained in this press release or have been previously disclosed by On.

For a detailed description and a reconciliation of the non-IFRS measures presented in this release to the nearest IFRS measure, see the section titled “Non-IFRS Measures”.

About On
On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Sixteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec® and LightSpray™ innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 90 countries globally and engages with a digital community on www.on.com.
Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others, although the absence of these words does not mean that a statement is not forward-looking.
Among other things, On’s quotations from management in this press release and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. Forward-looking statements in this press release and in the materials to be presented at our Investor Day today include, but are not limited to, statements regarding our full year 2026 guidance for net sales, gross profit margin and adjusted EBITDA margin; our medium- and long-term financial targets and outlook; our growth strategy across geographies, channels and product categories; planned retail store openings and our DTC expansion; our product pipeline and innovation roadmap, including LightSpray™; our entry into and development of new sports categories, including football and golf; our sustainability strategy, goals and targets; anticipated change and impact of our reporting currency; supply chain, sourcing and manufacturing capacity plans; and our capital allocation and investment priorities.
On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including in the presentation and remarks at our Investor Day today. Further, On uses the investors.on-running.com website as well as LinkedIn as means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD.
Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 and in our subsequent reports on Form 6-K.
These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and premium brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to successfully enter and compete in new sports categories, including football and golf, and to develop products for those categories; our dependence on relationships with elite athletes, ambassadors and other high-profile talent, and the potential impact on our brand of conduct by, or the loss of, any such individual; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the on-going Russia-Ukraine or Israel-Hamas conflicts and on-going shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to successfully develop, implement, and scale our LightSpray™ technology and products developed using this technology; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings and investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation, customs and duty expenses, and foreign exchange rates; the availability of qualified personnel and the ability to retain such personnel, including our Executive Officers; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology (“IT”) systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt and monitor generative artificial intelligence (“AI”) technologies in our operations; changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States and other jurisdictions; our ability to achieve our full year 2026 guidance, and the assumptions underlying that guidance, including with respect to consumer demand, foreign exchange rates, tariffs and input costs; our ability to achieve the medium- and long-term financial targets and other objectives described in this press release and to be presented at our Investor Day within the timeframes indicated or at all; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K.
You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Non-IFRS Financial Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted EBITDA Compound Annual Growth Rate ("CAGR"), Free Cash Flow, SG&A excluding share-based compensation, net sales on a constant currency, and constant currency net sales CAGR are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between periods, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business.

Adjusted EBITDA, adjusted EBITDA margin, adjusted EBITDA CAGR, and SG&A excluding SBC exclude share-based compensation, which is not viewed by management as part of our ongoing operations and performance. In particular, we believe adjusted EBITDA and adjusted EBITDA margin are measures commonly used by investors to evaluate companies in the sportswear industry. Net sales on a constant currency basis and constant currency net sales CAGR are non-IFRS financial measures and should be viewed as a supplement to our results under IFRS. Net sales on a constant currency basis and constant currency net sales CAGR represent current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide these metrics within our results, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations. However, these measures should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies.

Other than with respect to IFRS net sales and gross profit margin, On only provides guidance on a non-IFRS basis. We do not provide a reconciliation of forward-looking adjusted EBITDA, adjusted EBITDA margin, adjusted EBITDA CAGR, net sales growth on a constant currency basis and constant currency net sales CAGR to IFRS net income, IFRS net income margin, or IFRS net income CAGR, net sales growth and net sales CAGR, respectively, because we are unable to quantify, without unreasonable efforts, certain amounts that are necessary for such a reconciliation. The reconciling items we are unable to quantify include share-based compensation expense, income tax expense, net finance expense, depreciation and amortization, and foreign currency exchange rate fluctuations. The amount of these deductions may be material and, therefore, could result in projected net income, net income margin, net income CAGR, net sales growth and net sales CAGR being materially different than projected adjusted EBITDA, adjusted EBITDA margin, adjusted EBITDA CAGR, net sales growth on a constant currency basis and constant currency net sales CAGR. These statements represent forward-looking information, and actual results may vary materially. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this press release.

Reconciliations of historical non-IFRS measures to their most directly comparable IFRS measures are available in our most recent reports on Form 20-F and Form 6-K, filed with the SEC and available at www.sec.gov, and on our investor relations website at investors.on-running.com.

Source: On
Category: Earnings

Investor:
On Holding AG
Liv Radlinger
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media:
On Holding AG
Adib Sisani
press@on.com